Financial Certification

I, <u>Cathrine Thibault</u> , certify that:

1) The financial statements of Compassion Massage Therapeutic Clinic LLC included in this Form are true and complete in all material respects; and

2) The tax return information of Compassion Massage Therapeutic Clinic LLC included in this Form reflects accurately the information reported on the tax return for Compassion Massage Therapeutic Clinic LLC filed for the fiscal year ended 12/31/2016.



Cathrine Thibault
Owner & CEO